

May 15, 2009

By U.S. mail and facsimile to (720) 977-4307

Mr. Christopher M. Anderson, Senior Vice President and Chief Financial Officer
M.D.C. Holdings, Inc.
4350 South Monaco Street, Suite 500
Denver, CO 80237

> **RE:** **M.D.C. Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 10, 2009**
>
> **File No. 1-08951**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Estimates and Policies, page 28

Revenue Recognition, page 35

1. You state on page 36 that you utilize the installment method of accounting in accordance with SFAS 66 for home closings in which: (1) HomeAmerican originates the mortgage loan; (2) HomeAmerican has not sold the mortgage loan, or loans, as of the end of the pertinent reporting period; and (3) the homebuyer's down payment does not meet the initial or continuing investment requirement set

forth in SFAS 66, and that the deferral of operating profit associated with homes that closed for which the initial or continuing investment criteria were not met was immaterial at December 31, 2008 and 2007. Please revise future filings to disclose the operating profit deferred associated with the circumstances in (1) and (2), if material.

Homebuilding Operating Activities, page 56

2. In addition to disclosing the cancellation rate, please expand the disclosure in future filings to include the value of cancellations and provide a discussion of cancellation rates by segment or market. This information would provide an investor a better understanding of the impact of cancellations on your business.

3. Please expand the discussion of average selling prices to provide a tabular presentation of the amount of sales incentives provided to customers at the market level. This information, along with a discussion of changes and trends, would provide a better understanding of the business climate and changes in selling prices in your markets.

4. We note your discussion of home gross margins on pages 57-58 and 66. To the extent practicable in future filings, please revise your disclosure to quantify the effects of the various sources you have identified that have contributed to such decreases in your margins, pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Liquidity and Capital Resources, page 72

5. You state on page 73 that the agreements for your Homebuilding Line and Mortgage Repurchase Facility and the indentures for your senior notes require compliance with certain representations, warranties and covenants, that you believe you are in compliance with these requirements, and that you are not aware of any covenant violations. Please address the following comments related to the covenants of the Homebuilding Line:
    - Your leverage ratio of 47.5% as of September 30, 2008, was below the required 50% floor. Discuss how often you assess compliance thereon and the consequences of this particular violation, if any, as of the end of the third quarter 2008.
    - Clarify, if true, that not maintaining the 2.0 to 1.0 Interest Coverage Ratio at December 31, 2008, had no other consequences other than as being part of the permitted maximum leverage ratio.
    - Since your leverage ratio of 50% at December 31, 2008, is the lowest percentage allowed under the covenant, please show us and revise future filings to disclose your calculation thereof.
    - Please tell us the difference between the two consolidated tangible net worth tests described on page 74. Disclose your calculation of each.

- Disclose your calculation of the cash flow/liquidity test described on page 74.
- We note your disclosure on pages 21-22 that dividends may be declared or paid by you if you are in compliance with certain stockholders' equity and debt coverage tests. Please revise to disclose the requirements for and your calculation of each of these tests. Clarify, if true, that these tests affect only your ability to declare and/or pay dividends.

6. We note the four negative covenants related to the Mortgage Repurchase Facility as listed on page 73. Please tell us and revise future filings to disclose the requirement for and your calculation of each as of December 31, 2008.

7. Please tell us and revise future filings to disclose the critical covenants related to the indentures for your senior notes.

8. You state on page 74 that as a result of failing the interest coverage ratio covenant at December 31, 2008, along with the decline in your consolidated stockholders' equity, your capacity to borrow under the Homebuilding Line has been currently reduced from $800 million to $539 million. You state on page 73 that at December 31, 2008, there were $26.6 million and $31.7 million, respectively, in letters of credit outstanding as of such dates, which reduced the amounts available to be borrowed under your Homebuilding Line. We assume, then, that $512.4 million was the net amount available to borrow at December 31, 2008. If so, please clearly state this in future filings. Please tell us and revise future filings to state the net amount available at December 31, 2007.

* * * *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Christopher M. Anderson
M.D.C. Holdings, Inc.
May 15, 2009
Page 4

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief